SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

(Amendment No. 12)

E COM VENTURES, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of class of securities)

26830k 20 5
(CUSIP Number)

Geoffrey Etherington, Esq.
Edwards Angell Palmer & Dodge, LLP
750 Lexington Avenue
New York, NY 10022
(212) 912-2740
(Name, Address, and Telephone Number of person
authorized to receive notices and communications)

November 10, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 26830K-20-5	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

549,072
8 SHARED VOTING POWER

444,445(1)(2)
9 SOLE DISPOSITIVE POWER

549,072
10 SHARED DISPOSITIVE POWER

444,445(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

993,517(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.92%(1)(2)
14	TYPE OF REPORTING PERSON

IN

(1) Responses to Rows 8, 10, 11 and 13 above include 444,445 shares of the Issuer’s Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf upon conversion of a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the “Subordinated Note”) that is convertible into shares of the Issuer’s Common Stock at a conversion price of $11.25 per share.

(2) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 444,445 shares issuable upon conversion of the Subordinated Note.

CUSIP No. 26830K-20-5	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen L. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

564,072
8 SHARED VOTING POWER

444,445(3)(4)
9 SOLE DISPOSITIVE POWER

564,072
10 SHARED DISPOSITIVE POWER

444,445(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,517(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.36%(3)(4)
14	TYPE OF REPORTING PERSON

IN

(3) Responses to Rows 8, 10, 11 and 13 above include 444,445 shares of the Issuer’s Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf upon conversion of a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the “Subordinated Note”) that is convertible into shares of the Issuer’s Common Stock at a conversion price of $11.25 per share.

(4) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 444,445 shares issuable upon conversion of the Subordinated Note.

CUSIP No. 26830K-20-5	SCHEDULE 13D

This Amendment No. 12 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 251 International Parkway, Sunrise, Florida 33325.

The Schedule 13D was originally filed June 19, 2003 by Glenn H. Nussdorf, and was amended by Glenn H. Nussdorf and Stephen L. Nussdorf by filings made on July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003, August 19, 2003, September 19, 2003, December 12, 2003, February 4, 2004, February 9, 2004, March 23, 2004, and January 6, 2005 (as amended, the "Schedule 13D").

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of the Transaction

Each of Item 3 and Item 4 are hereby supplemented as follows:

Model Reorg, Inc., a New York corporation (“Model”), is controlled by Glenn and Stephen Nussdorf. Glenn and Stephen Nussdorf control a majority of the equity of Model, and their sister, Arlene Nussdorf, and members of Model’s management own the balance. Model has proposed to the Issuer a transaction in which Model would be acquired by the Issuer. This proposal was set forth in a letter dated November 10, 2006, a copy of which is attached hereto as Exhibit 7.1 (the “Proposal Letter”).

The transaction proposed by Model would have the following terms:

1.	Model would be acquired by the Issuer and would become a wholly owned subsidiary of the Issuer.
2.	The outstanding common stock of Model would be converted into 6,396,649 shares of common stock of the Issuer.
3.
Following this conversion, Glenn and Stephen Nussdorf would own an aggregate of 80.90% of Issuer’s outstanding common stock (assuming the conversion of the Subordinated Note held by them, but not assuming the exercise of outstanding options). The projected percentage ownership set forth in the Proposal Letter assumes the exercise of the options, but not the conversion of the Subordinated Note.

4.
Inter-company amounts due from Model to Quality King Distributors, Inc. (“Quality King”) will be paid in cash to Quality King, or converted into preferred stock or debt of Model prior to the transaction. Any such cash payment by Model may be financed by its issuance of additional debt. Glenn and Stephen Nussdorf own two thirds of Quality King’s equity and their sister, Arlene Nussdorf, owns the balance. If any preferred stock is issued in satisfaction of this inter-company amount, it will be converted into an equal number of shares of the Issuer’s preferred stock having identical terms.

5.	The Issuer, or one of its subsidiaries, will issue indebtedness to unrelated third parties to provide working capital.
6.
The transaction will be subject to the satisfaction of certain conditions, two of which will be that the transaction is approved and recommended to the stockholders of the Issuer by an independent committee of the board, and that the transaction is approved by a majority of disinterested stockholders of Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

On November 10, 2006, Glenn Nussdorf and Stephen Nussdorf together beneficially owned 1,557,589 shares of the Common Stock of the Issuer, which represents 45.34% of the class.

Item 7. Material to be Filed as Exhibits.

Offer Letter dated as of November 10, 2006, from Model to the Issuer.

CUSIP No. 26830K-20-5	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 10, 2006

/s/ Glenn H. Nussdorf
Glenn H. Nussdorf

/s/ Stephen L. Nussdorf
Stephen L. Nussdorf

[Model Reorg Letterhead]

November 10, 2006

Private and Confidential

The Board of Directors
E Com Ventures, Inc.
251 International Parkway
Sunrise, FL 33325

Ladies and Gentlemen:

The purpose of this letter is to express our strong interest in pursuing the proposed acquisition of Model Reorg, Inc. (“Model”) by E Com Ventures, Inc. (“E Com” and, together with Model, “NewCo”). As you know, Model is a leading diversified U.S. wholesale fragrance company with three operating units: Quality King Fragrance (wholesaler), Scents of Worth (consignment retailer), and Five Star (manufacturer). In addition, Model has a pending joint venture with Jacavi, LLC (“Jacavi”) (wholesaler), which Model will acquire prior to the acquisition by E Com. For the fiscal year ended October 31, 2006, the unaudited pro forma revenue of Model (giving effect to the acquisition of Jacavi) is expected to be $371 million.

Model and E Com have enjoyed a long and successful business relationship, and we believe a combination of these two companies presents a strategic opportunity that could serve as a transformational event for both companies. The combination of Model and E Com would create a large independent, vertically integrated wholesale distributor and specialty retailer of perfumes and fragrances. The combined entity would be better positioned to compete in the marketplace and to drive growth through both increased wholesale product distribution to retail and retail store expansion. In addition, NewCo’s increased operating scale likely would provide greater purchasing power with manufacturers, increased access to the capital markets and a more diversified business portfolio allowing for greater cash flow stability.

Certain key elements of the proposed acquisition are summarized below:

1.    Transaction Structure: The proposed acquisition would be structured as an acquisition of Model by E Com in a forward triangular merger. Model would merge into an acquisition subsidiary formed by E Com, and the resulting entity would survive the merger as a wholly owned subsidiary of E Com.

2.    Consideration: In the merger, all issued and outstanding shares of Model common stock would be converted into the right to receive 6,396,649 shares of E Com common stock. As described in Section 5 below, some portion of the intercompany obligations due from Model to Quality King Distributors, Inc. (“Quality King”) may be converted into preferred stock of Model. In such event, each share of preferred stock of Model would be converted in the merger into the right to receive one share of preferred stock of E Com. The preferred stock of E Com would have terms substantially identical to the terms of the Model preferred stock. Following the merger, the current shareholders of Model would own approximately 79% of E Com’s fully diluted issued and outstanding common stock (excluding conversion of convertible debt). Glenn and Stephen Nussdorf, who currently own approximately 37% of E Com’s fully diluted issued and outstanding common stock (excluding conversion of convertible debt), are also stockholders of Model. This analysis is based on a 20% premium to E Com common stock’s closing price as of November 9, 2006 of $13.94 and an implied enterprise value of $320 million for Model. Quality King would own all of the outstanding preferred stock of E Com if the conversion contemplated in Section 5 occurs.

3.    Conditions: Consummation of the merger would be subject to (i) appointment by E Com of a committee of independent directors to review and negotiate the offer, (ii) approval by E Com shareholders, other than Glenn and Stephen Nussdorf, of the issuance of E Com shares in the merger, (iii) all material consents from third persons, including government consents, necessary or advisable to be obtained to consummate the merger, and (iv) satisfaction of other customary closing conditions. The proposed transaction also would be subject to the acquisition of the Jacavi joint venture by Model and the completion of the transactions contemplated by Sections 5 and 6 below.

4.    Timing: In order to make a definitive proposal and enter into a definitive acquisition agreement, we would need to complete our due diligence investigation of E Com and the proposed acquisition. Model has engaged Wachovia Securities as its financial advisor for this transaction. In support of this transaction, Model and its advisors have nearly completed (i) due diligence on E Com, including information sessions with E Com management and (ii) financing and related legal due diligence on NewCo. Before proceeding to a definitive agreement, we would need to determine the structure of the recapitalization of Model considered by Section 5, and complete our remaining due diligence on E Com and our remaining financing due diligence on NewCo. Model anticipates that these remaining items could be completed within 30 days of the date of this letter, presuming appropriate assistance from E Com and its advisors.

5.    Pre-Merger Recapitalization of Model: At or prior to the closing of the acquisition, all of the intercompany obligations of approximately $90 million due from Model to Quality King will be repaid, refinanced and/or converted into preferred stock of Model.

6.    Financing: Simultaneous with the closing of the acquisition and in order to consummate the acquisition, we intend to capitalize NewCo with an appropriate level of asset-based and senior indebtedness funded at closing. We have been informed by Wachovia Securities that its affiliates will be prepared to provide documents for fully underwritten financing commitments subject to completion of financing due diligence as provided in Section 4 above.

At this stage of the process, our indication of interest is not intended to be legally binding and is subject, among other things, to the negotiation and execution of a mutually satisfactory definitive merger agreement containing provisions customary for this type of transaction, regulatory approvals and satisfactory completion of our due diligence investigation mentioned above. We have provided a draft of the merger agreement for your review on a confidential basis delivered under the terms and provisions of the Confidentiality Agreement between Model and E Com dated September 26, 2005.

We value our long-standing operational relationship with E Com. This relationship gives us confidence that a mutually beneficial and successful combination can be achieved with relatively limited disruption to E Com’s management and operations. Given our desire to pursue this opportunity, we stand ready to provide any clarification or to answer any questions you may have regarding this letter. In that regard, please contact:

Samuel E. Farnham	Kelly McPhilliamy
Managing Director	Director
Wachovia Securities	Wachovia Securities
301 South College Street	301 South College Street
Charlotte, NC 28288	Charlotte, NC 28288
Phone: 704-715-6018	Phone: 704-715-7825
sam.farnham@wachovia.com	kelly.mcphilliamy@wachovia.com

We look forward to hearing from you shortly.

Sincerely,

/s/ Stephen L. Nussdorf__________

Stephen Nussdorf
Chairman of the Board
Model Reorg, Inc.